# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SilverBox Corp IV, CIK 0002015947
CUSIP: G81354105
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 1250 S. Capital of Texas Highway, Building 2, Suite 285, Austin, Texas (TX), 78746
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002033223

## Reporting persons
- SilverBox Sponsor IV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,455,000; sole dispositive power 0; shared dispositive power 5,455,000; aggregate amount beneficially owned 5,455,000 (21.4% of the class)
  Comment: (1) See Item 4. The Reporting Person owns (i) 5,000,000 Class B ordinary shares of the Issuer, which are automatically convertible into Class A ordinary shares of the Issuer, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-280315) and (ii) 455,000 Class A ordinary shares of the Issuer included in units of the Issuer purchased in a private placement that closed concurrently with the Issuer's initial public offering. SilverBox Sponsor IV LLC is the record holder of the shares reported herein. Mr. Kadenacy and Mr. Reece are each the co-managing member of Boxwood Holdings III LLC, the managing member of SilverBox Sponsor IV LLC. AS such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by SilverBox Sponsor IV LLC. Mr. Reece and Mr. Kadenacy disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
  
  (2) Excludes 151,666 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable.
- Boxwood Holdings III LLC: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,455,000; sole dispositive power 0; shared dispositive power 5,455,000; aggregate amount beneficially owned 5,455,000 (21.4% of the class)
  Comment: (1) See Item 4. The Reporting Person owns (i) 5,000,000 Class B ordinary shares of the Issuer, which are automatically convertible into Class A ordinary shares of the Issuer, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-280315) and (ii) 455,000 Class A ordinary shares of the Issuer included in units of the Issuer purchased in a private placement that closed concurrently with the Issuer's initial public offering. SilverBox Sponsor IV LLC is the record holder of the shares reported herein. Mr. Kadenacy and Mr. Reece are each the co-managing member of Boxwood Holdings III LLC, the managing member of SilverBox Sponsor IV LLC. AS such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by SilverBox Sponsor IV LLC. Mr. Reece and Mr. Kadenacy disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
  
  (2) Excludes 151,666 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable.
- Stephen K. Kadenacy: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,455,000; sole dispositive power 0; shared dispositive power 5,455,000; aggregate amount beneficially owned 5,455,000 (21.4% of the class)
  Comment: (1) See Item 4. The Reporting Person owns (i) 5,000,000 Class B ordinary shares of the Issuer, which are automatically convertible into Class A ordinary shares of the Issuer, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-280315) and (ii) 455,000 Class A ordinary shares of the Issuer included in units of the Issuer purchased in a private placement that closed concurrently with the Issuer's initial public offering. SilverBox Sponsor IV LLC is the record holder of the shares reported herein. Mr. Kadenacy and Mr. Reece are each the co-managing member of Boxwood Holdings III LLC, the managing member of SilverBox Sponsor IV LLC. AS such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by SilverBox Sponsor IV LLC. Mr. Reece and Mr. Kadenacy disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
  
  (2) Excludes 151,666 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable.
- Joseph E. Reece: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,455,000; sole dispositive power 0; shared dispositive power 5,455,000; aggregate amount beneficially owned 5,455,000 (21.4% of the class)
  Comment: (1) See Item 4. The Reporting Person owns (i) 5,000,000 Class B ordinary shares of the Issuer, which are automatically convertible into Class A ordinary shares of the Issuer, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-280315) and (ii) 455,000 Class A ordinary shares of the Issuer included in units of the Issuer purchased in a private placement that closed concurrently with the Issuer's initial public offering. SilverBox Sponsor IV LLC is the record holder of the shares reported herein. Mr. Kadenacy and Mr. Reece are each the co-managing member of Boxwood Holdings III LLC, the managing member of SilverBox Sponsor IV LLC. As such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by SilverBox Sponsor IV LLC. Mr. Reece and Mr. Kadenacy disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
  
  (2) Excludes 151,666 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable.

## Item 1. Issuer
Name of issuer: SilverBox Corp IV
Address of issuer's principal executive offices: 1250 S. Capital of Texas Highway Building 2, Suite 285 Austin, TX, 78746

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by SilverBox Sponsor IV LLC, Stephen K. Kadenacy and Joseph E. Reece (collectively, the "Reporting Persons.")
Address of principal business office or, if none, residence: 1250 S. Capital of Texas Highway, Building 2, Suite 285, Austin, TX 78746
Citizenship: SilverBox Sponsor IV LLC is a limited liability company formed in Delaware. Each of Stephen K. Kadenacy and Joseph E. Reece is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

As of December 31, 2024, the Reporting Persons may be deemed to beneficially own 5,455,000 of the Issuer's Class A ordinary shares.
Percent of class:
This represents 21.4% of the total Class A ordinary shares issued and outstanding and assuming the conversion of all the issued and outstanding Class B ordinary shares of the Issuer. The Class B ordinary shares are automatically convertible into Class A ordinary shares of the Issuer, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-280315).

The percentages used in this Schedule 13G are based on 20,455,000 of the Issuer's Class A ordinary shares and 5,000,000 of the Issuer's Class B ordinary shares issued and outstanding as of November 11, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 2024, filed with the Securities and Exchange Commission on November 12, 2024.
Sole power to vote or to direct the vote: None
Shared power to vote or to direct the vote: SilverBox Sponsor IV LLC is the record holder of the 5,455,000 shares reported herein. Mr. Kadenacy and Mr. Reece are each the co-managing member of Boxwood Holdings III LLC, the managing member of SilverBox Sponsor IV LLC. As such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by SilverBox Sponsor IV LLC. Mr. Reece and Mr. Kadenacy disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Sole power to dispose or to direct the disposition: None
Shared power to dispose or to direct the disposition: SilverBox Sponsor IV LLC is the record holder of the 5,455,000 shares reported herein. Mr. Kadenacy and Mr. Reece are each the co-managing member of Boxwood Holdings III LLC, the managing member of SilverBox Sponsor IV LLC. As such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by SilverBox Sponsor IV LLC. Mr. Reece and Mr. Kadenacy disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SilverBox Sponsor IV LLC: /s/ Stephen K. Kadenacy, Co-Managing Member of Boxwood Holdings III, the managing member of SilverBox Sponsor IV LLC (02/13/2025)
- SilverBox Sponsor IV LLC: /s/ Joseph E. Reece, Co-Managing Member of Boxwood Holdings III, the managing member of SilverBox Sponsor IV LLC (02/13/2025)
- Boxwood Holdings III LLC: /s/ Stephen K. Kadenacy, Co-Managing Member (02/13/2025)
- Boxwood Holdings III LLC: Joseph E. Reece, Co-Managing Member (02/13/2025)
- Stephen K. Kadenacy: /s/ Stephen K. Kadenacy, Stephen K. Kadenacy (02/13/2025)
- Joseph E. Reece: /s/ Joseph E. Reece, Joseph E. Reece (02/13/2025)